SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 30, 2002

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

       Form 20-F   x               Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes x     No

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 0-28542

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                                  CONDENSED CONSOLIDATED BALANCE SHEET
                                           (US $ in thousands)

                                                                         December 31,      September 30,
                                                                             2001              2002
                                                                        ----------------  ----------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..................................................$17,414.......    $65,533
     Short-term Investments.......................................................3,905.......      3,541
     Accounts receivable.........................................................22,215..........  20,753
     Other current assets.........................................................4,242........... 13,232
                                                                        ----------------------------------
          Total current assets                                                   47,776           103,059
INVESTMENTS:
     Investment in affiliates....................................................12,528...........  4,326
     Deferred income taxes..........................................................247.........        -
     Other investment and long term receivables...................................4,646            13,545
                                                                        ----------------------------------
                                                                                 17,421            17,871

MINORITY INTEREST.......................................................                                                  -

PROPERTY AND EQUIPMENT:
     Cost.........................................................................1,783............26,399..
     Less- accumulated depreciation...............................................1,074...          1,896
                                                                        ----------------------------------
                                                                                    709            24,503
GOODWILL, net of accumulated amortization of $ 8,073 in 2002 and $ 1,236 in 2001..........................................................8,484...........  2,666
   OTHER ASSETS AND DEFERRED CHARGES................................                147               889
                                                                        ----------------------------------
                                                                                  8,631             3,555
                                                                        ----------------------------------
          Total assets..........................................................$74,537..........$148,988
                                                                        ==================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt........................................................$5,064.........   $4,500
     Current maturities of long-term debt........................................15,000.            2,000
     Account payable-trade..........................................................882........       855
     Accrued expenses and other liabilities......................................15,573.           54,291
                                                                        ----------------------------------
          Total current liabilities..............................................36,519.........   61,646

DEFERRED TAXES .......................................................................-....             -
ACCRUED SEVERANCE PAY...........................................................     84                71
LONG-TERM DEBT, net of current maturities...................................        100             8,417
                                                                        ----------------------------------
          Total long-term liabilities...............................................184.......      8,488
                                                                        ----------------------------------

MINORITY INTEREST.......................................................              -               199

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized;  6,672,980 and 6,640,580
        outstanding shares in 2002 and 2001 respectively.......................   3,592             3,605
     Additional paid-in capital..................................................19,537........    19,670
     Other capital surplus...........................................................25..........    (106)
     Retained earnings...........................................................27,830............69,110
     Cumulative translation adjustments                                         (11,430)          (12,645)
                                                                        ----------------  ----------------
                                                                                 39,554            79,634
     Treasury stock 159,880 and 308,180 common shares,
     at cost, in 2002 and 2001.................................................  (1,720)             (979)
                                                                        ----------------  ----------------
                                                                                 37,834            78,655
                                                                        ----------------------------------
          Total liabilities and shareholders' equity............................$74,537          $148,988
                                                                        ==================================

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                                         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                      (US $ in thousands, except share and per share data)

                                                               Three months     Three months        Nine months       Nine months
                                                                ended             ended                 ended           ended
                                                                30-Sep-01         30-Sep-02          30-Sep-01         30-Sep-02
                                                                 Actual            Actual             Actual            Actual

Revenues...........................................................$52,361...........$91,350.........$143,192          $242,050
Cost of revenues....................................................47,300...........$66,031........  128,756           189,930
                                                               ------------------------------------------------------------------
Gross profit.........................................................5,061...........$25,319...........14,436            52,120
           Impairment of goodwill......................................196............$6,837..            614             8,474
Selling, general and administrative expenses:
           Bonuses related to sale of European operations              250                $0            4,640               338
           Other                                                     2,857            $5,730            9,618            15,951
                                                               -------------------------------------------------------------------
Operating income ....................................................1,758...........$12,752...........  (436)           27,357
Interest income........................................................292..............$360............1,199             1,388
Interest expense......................................................(627)............($536)..........(1,584)           (1,164)
Exchange rate differences...........................................(2,838).............$770...         1,313             2,382
Other income (expense), net............................................(75)............($780).....     33,536            40,580
                                                               -------------------------------------------------------------------
Income before income taxes and equity in results of affiliates......(1,490)          $12,566           34,028            70,543
Income taxes .........................................................(826)..........($7,662)          (2,908)          (14,480)
                                                               -------------------------------------------------------------------
Income before equity in results of affiliates.......................(2,316)...........$4,904           31,120            56,063
Minority Interest.................................................    (630)              $26           (1,437)               13
Equity in results of affiliates, net....................................23...............($1).....         66              (142)
                                                               -------------------------------------------------------------------
Net income..........................................................(2,923)...........$4,929.........  29,749            55,934
                                                               ===================================================================
Other comprehensive income (loss):
   Translation adjustments......................                     2,784             1,311           (1,610)             (299)
   Unrealized losses on marketable securities.....................     554            (1,593)             677              (916)
                                                               -------------------------------------------------------------------
Other comprehensive income (loss)................................... 3,338              (282)            (933)           (1,215)
                                                               -------------------------------------------------------------------
Comprehensive income...............................................    415             4,647            28,816            54,719
                                                               ===================================================================
Earning per Common Share - basic                                     -0.47              0.76               4.77              8.76
                                                               ===================================================================
Earning per Common Share - assuming dilution                         -0.46              0.75               4.71              8.67
                                                               ===================================================================

Weighted average of common shares
      Outstanding................................................6,263,300.........6,513,100...........6,241,078         6,387,761
      Diluted....................................................6,339,671.........6,577,758...........6,317,449         6,452,419



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                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         (US $ in thousands)

                                                                                Nine monthes ended
                                                                               30-Sep-01   30-Sep-02

CASH FLOWS FROM OPERATING ACTIVITIES
          Net income for the period.............................................$ 29,749.....$55,934
Adjustments to reconcile net income to net cash
             provided by operating activities:
          Depreciation and amortization .                                           1,885       9,293
          Deferred income taxes................................................ .......83      (2,161)
          Increase in accrued severance pay.....................................       93.........(18)
          Changes in other assets                                                                  55
          loss (Gain) on sale of equipment                                             72          (3)
          Impairement of fixed assets                                                 143           -
          Realized gain on marketable securities and interest and exchange rate income
            on short-term loans and other investments                               1,242           1
          Write off investment                                                                  1,213
          Realized gain on sale of (part of) subsidiaries                         (35,583)    (41,297)
          Exchange rate on long term borrowing
          Minority Interest                                                         1,437         (13)
          Equity in results of affiliates.............................................(66)........371
Changes in assets and liabilities:
          Accounts receivable........................................................(8,453)...(3,956)
          Other current assets.......................................................(2,633)...(4,257)
          Accounts payable..............................................................321....... 31
          Accrued expenses and other liabilities......................................7,625....36,540
          --------------------------------------------------------------------------------------------
Net cash provided by operating activities...........................................(4,271)....59,645
CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of time deposits and marketable securities.......................(1,468)....  (351)
          Proceeds from sale of short-term investments.................................400........291
          Other investments                                                        (2,078)    (13,105)
          Investment in subsidiary                                                      -      (1,332)
          Purchase of equipment....................................................(1,205)....(23,073)
          Acquisition net of cash acquired (divestitures, net of cash sold)            -            -
          Proceeds from sale of European operations, net                           38,420      47,887
          Acquisitions                                                             (1,900)     (1,615)
          Collection on long-term  receivable...................................
          Proceeds from sale of equipment.............................................546......... (7)
          Increase in other assets...................................................(111).......  25
          --------------------------------------------------------------------------------------------
          Net cash provided by (used in) investing activities.......................32,605..... 8,720
CASH FLOWS FROM FINANCING ACTIVITIES:
          Stock options excercised                                                    167       1,663
          Repurchases of common stock................................................(132)      .(907)
          Dividends paid                                                          (14,017)    (14,654)
          Proceeds from long-term borrowings...................................... 21,101......10,874
          Payments on long-term borrowings........................................(29,700)....(15,556)
          Increase (decrease) in net borrowings under short-term bank facilities....4,194....... (585)
          Increase (decrease) in other assets                                                       -
                                                                              ------------------------
          Net cash provided by financing activities................................(18,387)....(19,165)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
          CASH EQUIVALENTS............................................................(502).....(1,081)
          --------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents.....................................9,445......48,119
------------------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at beginning of period........................$ 6,306.....$17,414
------------------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period..............................$15,751.....$65,533
======================================================================================================
                                                                                        -          (0)
   (a)    Acquisition net of cash acquired (divestitures, net of cash sold) (a)                     0
          Assets and liabilities of a subsidiary at date of acquisition:
                Working capital, excluding cash and cash equivalents.............................(706)
                Property, equipment, investments and other assets..............................(1,031)
                 Long-term liabilities.............................................................-
                 Defferd tax liabilities...........................................................-
          --------------------------------------------------------------------------------------------
                                                                                               (1,737)
          Minority Interest.......................................................................212
          Increase (Decrease) of other investments.........                                     2,576
          Excess of cost over fair value upon acquisition......................................(2,666)
          --------------------------------------------------------------------------------------------
          Cash sold and cash paid for acquisitions, net of cash acquired................-......(1,615)
          ============================================================================================


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                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US $ in thousands)

                                                                                           Accumulated
                                      Share capital           Additional                     other
                                                                           Other
                                          Common              Paid in     Capital  Retained  comprehensive   Treasury
                                          shares   Amount     Capital     Surplus  Earnings  income (loss)     stock       Total
                                  ----------------------  ---------------------------------------------------------------------
Balance at December 31, 1999....... 6,246,869     $3,564     $19,090      $  0     $14,766    $(7,358)       $(1,775)     $28,287
Changes during 2000:
Common stock repurchased.............
Stock options exercised................2,000          1          12                                                            13
Options to service provider                                                 45
Excess of cost over equity acquired                                                  (165)
Comprehensive Income:
Net income......................................                                    1,084                                   1,084
Other comprehensive income:                                                                                                   -
Translation adjustments...............                                                          (2,516)                    (2,516)
Unrealized losses on marketable securities..                                                       727                        727
                                                                                                                       -----------
Comprehensive Income                                                                                                         (705)
                                  -----------  ---------  ----------  -------  --------  --------------  ---------    -----------
Balance at December 31, 2000.......6,248,869   $ 3,565      $19,102     $ 45      $15,685     $(9,147)      $(1,775)   $   27,430
                                                                                                                       -----------
Changes during 2001:
Stock options exercised...............69,100..       27         435                                                          462
Common stock repurchased.............(18,902)                                                                  (132)       ($132)
Stock options exercised from treasury
  stock                               33,333                            ($20)                                   187          167
Dividend                                                                         ($14,092)                               (14,092)
Comprehensive Income:
Net income......................................                                   26,237                                 26,237
Other comprehensive income:
Translation adjustments...............                                                          (1,811)                   (1,811)
Unrealized losses on marketable securities..                                                      (472)                     (472)
                                                                                                                      -----------
Comprehensive Income                                                                                                      23,954
                                  -----------  ---------  ----------  -------  --------  --------------  ---------    -----------
Balance at December 31, 2001.......6,332,400   $ 3,592      $19,537   $  25     $27,830       $(11,430)    $(1,720)   $   37,834
Changes during 2002:
Stock options exercised...............32,400..      13         133                                                           146
                                                                                                                    -----------
Common stock repurchased..........  (120,000)                                                                (907)         (907)
                                                                                                                    -----------
Stock options exercised from
  treasury stock                     268,300                             (60)                               1,648        1,588
                                                                                                                    -----------
Common stock not fully paid                                              (71)                                              (71)
                                                                                                                    -----------
Comprehensive Income:
Dividend                                                                       (14,654)                                (14,654)
                                                                                                                    -----------
Net income......................................                                55,934                                  55,934
Other comprehensive income:
Translation adjustments...............                                                            (299)                   (299)
Unrealized losses on marketable securities..                                                      (916)                   (916)
                                                                                                                    -----------
Comprehensive Income                                                                                                    54,719
                                  -----------  ---------  ----------  -------  --------  --------------  ---------  -----------
Balance at September 30, 2002 ...$ 6,513,100.$....3,605 $    19,670 $   (106)$  69,110 $       (12,645)$     (979)$     78,655
                                  ===========  =========  ==========  =======  ========  ==============  =========  ===========

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  November 15, 2002          By : /s/  Lior Zouker
                                   Name :    Lior Zouker
                                   Title:    President